SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13D-1(B), (C), AND (D) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(B)
                               (AMENDMENT NO. 4)1



                      BRILLIANT DIGITAL ENTERTAINMENT, INC.
-------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                          COMMON STOCK, $.001 PAR VALUE
-------------------------------------------------------------------------------
                           (TITLE CLASS OF SECURITIES)

                                   109502 10 4
-------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                DECEMBER 31, 2001
-------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]  Rule 13d-1(b)
        [ ]  Rule 13d-1(c)
        [X]  Rule 13d-1(d)




----------------------

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior coverage page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 Pages

CUSIP No. 109502 10 4                 13G                     Page 2 of 5 Pages
_______________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                MARK DYNE

_______________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
_______________________________________________________________________________
3.   SEC USE ONLY


_______________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

                REPUBLIC OF SOUTH AFRICA

_______________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES                       3,822,249 (1)
               ________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY                      1,305,013
               ________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING                     3,822,249 (1)
               ________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH                        1,305,013
_______________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        5,127,262

_______________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]
_______________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        26%

_______________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

        IN

_______________________________________________________________________________

(1) Includes (a) 1,126,444 shares of common stock of Brilliant Digital Entertainment, Inc. (the "Common Stock") issuable upon the conversion of Secured Convertible Promissory Notes at a conversion price that is the lesser of (i) $0.20 or (ii) the volume weighted average price of a share of Common Stock on the American Stock Exchange or any exchange on which the Common Stock is then traded over any five (5) consecutive trading days commencing on December 14, 2001 and terminating on November 11, 2002 and the interest thereon. A conversion price of $0.20 per share of Common Stock was used in calculating this number; and (b) 1,903,556 shares of Common Stock issuable upon the exercise of Common Stock Warrants (Right to Buy) at an exercise price that is is 112.5% of the lesser of (i) $0.20 or (ii) the volume weighted average price of a share of Common Stock on the American Stock Exchange or any exchange on which the Common Stock is then traded over any five (5) consecutive trading days commencing on December 14, 2001 and terminating on November 11, 2002. An exercise price of $0.20 was used in calculating this number.


                               Page 2 of 5 Pages

CUSIP No. 109502 10 4                 13G                     Page 3 of 5 Pages
_______________________________________________________________________________

ITEM 1(A).     NAME OF ISSUER:

                      Brilliant Digital Entertainment, Inc.

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                      6355 Topanga Canyon Boulevard, Suite 120
                      Woodland Hills, California  91367

ITEM 2(A).     NAME OF PERSON FILING:

                      Mark Dyne

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                      Mark Dyne
                      21900 Burbank Blvd., Suite 270
                      Woodland Hills, California 91367

ITEM 2(C).     CITIZENSHIP:

                      Republic of South Africa

ITEM 2(D).     TITLE OF CLASS OF SECURITIES:

                      Common Stock, par value $0.001 per share

ITEM 2(E).     CUSIP NUMBER:

                      109502 10 4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                      Not Applicable

     (a)  [ ] Broker or Dealer registered under Section 15 of the Exchange Act.

     (b)  [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [ ] Insurance Company as defined in Section 3(a)(19) of the Exchange
              Act.

     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act.

     (e)  [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

     (f) [ ] An employee benefit plan or endowment fund in accordance with 13d-(b)(1)(ii)(F).

     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G).

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.


                               Page 3 of 5 Pages

     (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

ITEM 4.        OWNERSHIP.

                      Included in rows 5 through 9 and 11 on page 2.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                      Not Applicable

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                    An individual has the right to receive or the power to
               direct the receipt of dividends from, or the proceeds from the sale of, 675,000 of the shares beneficially owned by the reporting person.

                    An individual has the right to receive or the power to
               direct the receipt of dividends from, or the proceeds from the sale of, 315,006 of the shares beneficially owned by the reporting person.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                      Not Applicable

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                      Not Applicable

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

                      Not Applicable

ITEM 10.       CERTIFICATIONS.

                      Not Applicable


                               Page 4 of 5 Pages

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       MARK DYNE

                                                FEBRUARY 14, 2002
                                       ----------------------------------------
                                                       (Date)

                                                /S/ MARK DYNE
                                       ----------------------------------------
                                                     (Signature)


                                         Mark Dyne, Chairman of the Board of
                                                      Directors
                                       ----------------------------------------
                                                    (Name/Title)


                               Page 5 of 5 Pages